Exhibit (a)(1)(G)
FORM OF REMINDER EMAIL
     As outlined in the e-mail from Elizabeth Lemons dated November 19, 2007, and in the documents referenced in that e-mail, unless remedial action is taken to adjust the exercise price of certain of your options, we believe they will be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. These tax consequences may include income tax at vesting, an additional 20% federal tax and interest charges and, possibly, substantial related state tax penalties.
     Forrester is offering you, through a “Tender Offer”, the opportunity to fix this problem either by increasing the exercise price per share or, if the exercise price is greater than the closing stock price on the first business day following the expiration of the Tender Offer, by replacing your option with a new option at the same exercise price.  You are receiving this email because Forrester has not received any communication from you about whether you wish to participate in this offer.
          The electronic acceptance must be received by no later than Midnight, Eastern Time, on December 17, 2007. We cannot accept late acceptances, and we therefore urge you to respond early to avoid any last minute problems.
HOW TO PARTICIPATE IN THE OFFER:
1.	Use your Forrester corporate active directory login username and password (i.e. the credentials you use to log-in to your computer) to log-in to the following GoForr page: http://goforr.forrester.com/sites/TO/Responses/forms/template.xsn

2.	Properly complete and submit the election agreement via GoForr by Midnight, Eastern Time, on December 17, 2007 (by selecting the “Accept Offer” box on the appropriate GoForr page containing your stock option information after you have read the election agreement terms and conditions).
          The election agreement has two parts. The first part is an addendum/options history with your personalized stock option information (which includes a list of your options that may be amended in this offer, the grant date of each of those options, the amended option exercise price of each of those options (if amended or replaced), the amount of any cash payments to which you would be entitled and other relevant information). This is the GoForr page on which you can submit your acceptance of the offer. The second part includes the terms and conditions of the election agreement.
          The election agreement must be received electronically by the Company via GoForr no later than Midnight, Eastern Time, on December 17, 2007.
          If you do not want to tender your options, we believe you will be subject to adverse tax consequences with respect to those options as described in the Tender Offer document. You will be solely responsible for any tax penalties, interest payments or other liabilities you incur under Section 409A (or applicable state tax laws) on any options you do not tender for amendment or replacement pursuant to the Offer.
          We recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors before deciding whether or not to participate in this offer.
          If you have any questions, please email Elizabeth Lemons at elemons@forrester.com.